UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Eco Building Products, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

268277 100
(CUSIP Number)

Manhattan Resources Ltd
133 New Bridge Road #18-08, Chinatown Point
Singapore, 058413
Telephone:  65-63450777
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268277 100

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Manhattan Resources Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (See item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 81,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 81,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o

13.	Percent of Class Represented by Amount in Row (11) 45.56%(1)

14.	Type of Reporting Person (See Instructions) CO

(1) This percentage is calculated based upon the purchased 81,000,000 shares as compared to the 177, 768,100 shares of the Issuer’s Common Stock outstanding as of March 31, 2011, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as set forth in the Issuer’s Quarterly Report on Form 10Q dated May 20, 2011, filed with the Securities and Exchange Commission on May 23, 2011.

Item 1.	Security and Issuer.
This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of ECO BUILDING PRODUCTS, INC. (the “Issuer”). The Common Stock is Quoted on the OTC.BB under the ticker symbol “ECOB”. The Issuer’s principal executive office is located at 909 West Vista Way, Vista, California 92083.

Item 2.	Identity and Background
(a) This Statement is being filed by Manhattan Resources Ltd, (“MRL”) or (“the Reporting Person”), a Singapore Corporation.

(b) The company is based in Singapore, Singapore.  133 New Bridge Road #18-08, Chinatown Point, Singapore.

(c) Investor, MRL through its subsidiaries and joint ventures, provides logistics, production, and other support services to the coal mining and oil and gas industries in Indonesia.  The company engages in the ship chartering and provision of freight services, primarily for coal carrying activities.  through a subsidiary, it is involves in the development of commercial building in China.

(d) — (e) During the last five years, MRL has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable

Item 3.	Source and Amount of Funds or Other Consideration
The source of $5,000,000 for the purchase of the 81,000,000 common shares was the working capital of MRL.

Item 4.	Purpose of Transaction
MRL purchased the shares of Common Stock from Tuck Kwong Low in a private transaction for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business. However, pursuant to an investment agreement between the issuer and MRL. MRL could potentially obtain a majority interest in the issuer if they elected to exercise 50,000,000 warrants that were issued pursuant to a $5,000,000 revolving credit and warrant purchase agreement with the issuer which was contingent upon the approval of MRL’s shareholders and approved by them on or about July 22, 2011. The 50,000,000 warrants are presently outstanding related to that agreement and the Issuer has begun to draw on the $5,000,000 Line of Credit. None of the Warrants have been exercised as of the date of this report.

Pursuant to the investment agreement MRL may nominate up to two directors for the Issuers board of directors. No directors have been nominated as of the date of this report. The existing Board of the issuer may appoint a nominee to fill any vacancies on the board until the next annual shareholder meeting. It is intended to expand the board to at least five members and to nominate at least one or more independent directors.

The Reporting Person may from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions or by exercise all or part of the 50,000,000 warrants. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the Common Stock currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

Except as set forth above, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or other instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a) — (b) As of this date of this filing, the Reporting Person directly holds 81,000,000 shares of Common Stock of the Issuer representing approximately 45.56% of the issued and outstanding common shares of the Issuer (This percentage is calculated based upon the purchased 81,000,000 shares as compared to the 177, 768,100 shares of the Issuer’s Common Stock outstanding as of March 31, 2011, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as set forth in the Issuer’s Quarterly Report on Form 10Q dated May 20, 2011, filed with the Securities and Exchange Commission on May 23, 2011).

MRL could potentially obtain a majority interest in the issuer if they elected to exercise 50,000,000 warrants that were issued pursuant to a $5,000,000 revolving credit and warrant purchase agreement with the issuer which was contingent upon the approval of MRL’s shareholders and approved by them on July 22, 2011. The 50,000,000 warrants are presently outstanding related to that agreement and the Issuer has begun to draw on the $5,000,000 Line of Credit. None of the Warrants have been exercised as of the date of this report.

(c) The information provided in Item 3 and Item 4 is incorporated by reference herein. (d) Not applicable. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided in Items 3, 4, 5 and Exhibit A is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

A.
Investment Agreement by and among the Issuer and Tuck Kwong Low and MRL, dated as of February 14, 2011 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-53875), filed with the SEC on February 16, 2011).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 7, 2011

By:	/s/ Ho Soo Ching
Name: Ho Soo Ching
Title: CEO/Managing Director

Exhibit Index

A.
Investment Agreement by and among the Issuer and Tuck Kwong Low and MRL, dated as of February 14, 2011 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-53875), filed with the SEC on February 16, 2011).

Exhibit A

INVESTMENT AGREEMENT

BY AND AMONG

DATO LOW TUCK KWONG

MANHATTAN RESOURCES LIMITED

AND

ECOBLU PRODUCTS, INC.

DATED AS OF FEBRUARY 14TH ,  2011

i

4.10	Compliance	8
4.11	Disclosure	8
ARTICLE V COVENANTS		8
5.1	Negative Covenants	8
5.2	Affirmative Covenants	9
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF INVESTOR		10
6.1	Organization and Qualification	11
6.2	Authorization; Enforceability	11
6.3	Absence of Conflicting Obligations	11
6.4	Acquisition of Securities	11
ARTICLE VII MISCELLANEOUS		12
7.1	Remedies	12
7.2	Notices	13
7.3	Assignment; Successors	13
7.4	Survival	13
7.5	Governing Law and Jurisdiction	14
7.6	Counterparts; Delivery; Headings	15
7.7	Entire Agreement	15
7.8	Amendments; Waivers	15
7.9	Taxes	15
7.10	Severability	15
7.11	No Reliance	15
7.12	No Strict Construction	16
7.13	Interpretation	16

EXHIBIT:

1	Articles of Incorporation

SCHEDULE

4.7           Litigation

ii

INVESTMENT AGREEMENT

THIS INVESTMENT AGREEMENT is made as of this 14th day of February, 2011 by and among DATO LOW TUCK KWONG (“Investor”), an individual national of Indonesia, MANHATTAN RESOURCES LIMITED, a Singapore Corporation (“MRL”) and ECOBLU PRODUCTS INC., a Colorado corporation (“Company”)

IN CONSIDERATION of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed that:

ARTICLE I

DEFINITIONS

When used in this Agreement, the following terms have the meanings specified:

Affiliate.  “Affiliate” means any Person: (a)  who beneficially owns or Controls 5% or more of the issued and outstanding voting shares of the Company; or (b) of which an Affiliate is an officer or director, or both; or (c) in which an Affiliate owns or Controls 5% or more of the issued and outstanding voting shares or other equity interests; or (d) which directly or indirectly Controls or is Controlled by or is under common Control with, the Company; or (e) who is related by blood, adoption or marriage to any Affiliate.

Agreement.  “Agreement” means this Investment Agreement, together with the Exhibits attached hereto, as the same may be amended from time to time in accordance with the terms hereof.

Articles of Incorporation.  “Articles of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company in the form of Exhibit 1, as the same may be amended or restated from time to time in accordance with Law.

Board. The Company’s board of directors as at any time constituted.

Capital Stock.  “Capital Stock” means any capital stock of the Company or any security or obligation of the Company which is by its terms convertible into capital stock of the Company or any option, warrant, subscription or other purchase right with respect to capital stock of the Company.

Closing.  “Closing” means the closing to be held at 10:00 a.m., Pacific Time, on the Closing Date at the Company’s offices in Vista, California, or at such other place and time as may be agreed to by the Company and the Investor, at which the Investor will purchase the Purchased Shares and the Company will deliver to the Investor the various instruments, documents and materials described in this Agreement.

Closing Date.  “Closing Date” means February 14th , 2011 or such other date as is agreed to by the Company and the Investor.

Common Stock.  “Common Stock” means the authorized Common Stock of the Company.

Compensation.  “Compensation” means all forms of compensation paid by the Company or a Subsidiary to or for the benefit of the relevant Person, including salaries, bonuses, management fees, directors fees, deferred compensation fees, severance payments and fringe benefits but excluding: (a) noncash fringe benefits which are generally provided to all employees of the Company or such Subsidiary; and (b) premiums on life insurance policies on the life of the relevant Person on which the Company or such Subsidiary is the beneficiary.

Control.  “Control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

Credit and Warrant Purchase Agreement. The Revolving Credit and Warrant Purchase Agreement between the Company and MRL dated the date of this Agreement, which will be effective upon approval by MRL’s shareholders and relevant authorities in Singapore, for the acquisition by MRL from the Investor of the Purchased Shares and the other transactions contemplated by the Credit and Warrant Purchase Agreement.

Executive Agreement.  “Executive Agreement” means an executive agreement by and between the Company and a Senior Executive in which certain employment and equity terms are set forth.

Indebtedness.  “Indebtedness” means all liabilities or obligations, whether primary or secondary or absolute or contingent:  (a) for borrowed money; or (b) evidenced by notes, bonds, debentures, guarantees or similar obligations; or (c) secured by Liens.

Investment.  “Investment” by any Person means:  (a) any transfer or delivery of cash, stock or other property or value by such Person in exchange for Indebtedness, stock or any other security of another Person; (b) any loan, advance or capital contribution to or in any other Person; (c) any guarantee, creation or assumption of any liability or obligation of any other Person; and (d) any investments in any fixed property or fixed assets other than fixed properties and fixed assets acquired for use in the ordinary course of business.

Law.  “Law” means any federal, state, local, foreign or other law, rule or regulation, and the rules, regulations, interpretations and orders promulgated thereunder.

Lien. “Lien” means, with respect to any asset:  (a) any mortgage, pledge, lien, charge, security interest or encumbrance of any kind; and (b) the interest of a vendor or lessor under any conditional sale agreement, financing lease or other title retention agreement relating to such asset.

Permitted Indebtedness.  “Permitted Indebtedness” means:

(a)           Indebtedness of the Company or a Subsidiary to insurance companies on loans secured solely by life insurance policies owned by the Company or such Subsidiary and on which the Company or such Subsidiary is the beneficiary;

(b)           Indebtedness secured by Purchase Money Liens;

(c)           unsecured accounts payable and other unsecured obligations of the Company or a Subsidiary incurred in the ordinary course of business of the Company or such Subsidiary and not as a result of any borrowing; and

(d)           Indebtedness of the Company or a Subsidiary pursuant to or permitted by the Senior Indebtedness or the Subordinated Indebtedness.

Permitted Investments.  “Permitted Investments”  means:

(a)           Investments in bank savings accounts and certificates of deposit;

(b)           Investments in obligations of a governmental body maturing within one year of the date of acquisition;

(c)           Investments in prime commercial paper rated either P-1 by Moody’s Investor Service or A-1 by Standard and Poor’s, maturing within one year of the date of acquisition;

(d)           extensions of credit to customers in the ordinary course of business;

(e)           advances to suppliers in the ordinary course of business;

(f)            loans and advances to officers and employees of the Company or a Subsidiary for travel expenses, out-of-pocket expenses, relocation expenses, moving expenses and other expenses incurred in the ordinary course of business of the Company or such Subsidiary, provided that the aggregate amount of such loans and advances may not exceed $25,000 at any one time outstanding; and

(g)           purchase of insurance on lives of officers or employees of the Company or a Subsidiary, provided that the Company or such Subsidiary is named the beneficiary on any such policy;

Permitted Liens.  “Permitted Liens” means:

(a)           Liens for taxes, assessments, or governmental charges, and Liens incident to construction, which are either not delinquent or are being contested in good faith by appropriate proceedings which will prevent foreclosure of such Liens, and against which adequate reserves have been provided;

(b)           Easements, restrictions, minor title irregularities and similar matters which have no adverse effect as a practical matter upon the ownership and use of the affected property;

(c)           Liens or deposits in connection with workmen’s compensation or other insurance or to secure customs duties, public or statutory obligations in lieu of surety, stay or appeal bonds, or to secure performance of contracts or bids, other than contracts for the payment of money borrowed, or deposits required by Law as a condition to the transaction of business or other Liens or deposits of a like nature made in the ordinary course of business; and

(d)           Liens securing Permitted Indebtedness.

Person.  “Person” means any individual, partnership, corporation, limited liability company, association, trust, unincorporated organization or any other entity or organization, including a government or any department, agency or political subdivision thereof.

Purchase Money Liens.  “Purchase Money Liens” means Liens securing purchase money Indebtedness incurred in connection with the acquisition of capital assets by the Company or any Subsidiary in the ordinary course of business, including any renewals, refinancings or extensions thereof, provided that:  (a) such Liens do not extend to or cover assets or properties other than those purchased in connection with the purchase in which such Indebtedness was incurred; and (b) the aggregate principal amount of Indebtedness secured by such Liens does not exceed eighty percent (80%) of the cost of the assets and properties affected by such Liens at the date of acquisition.

Senior Executive.  “Senior Executive” means each of Steven Conboy, Mark Vuozzo or any other individual reporting directly to the Company’s chief executive officer.

Subsidiary.  “Subsidiary” means any corporation or other Person more than fifty (50%) of the outstanding ordinary voting shares or other equity interests of which is at the time directly or indirectly owned by the Company, by one or more of its Subsidiaries, or by the Company and one or more of its Subsidiaries.

ARTICLE II

PURCHASE AND SALE OF THE PURCHASED SHARES

2.1           Issuance of the Purchased Shares.  At the Closing, the Company will issue to the Investor, and the Investor will purchase from the Company, 81,000,000 shares of Common Stock (collectively, the “Purchased Shares”) on the terms and conditions set forth in this Agreement.  The Investor will pay $5,000,000 for the Purchased Shares.

2.2           Use of Proceeds.  The Company acknowledges its continuing obligations under the 3/10 Notes (as defined in the Credit and Warrant Purchase Agreement), and agrees to pay accrued interest on the 3/10 Notes on the Closing Date and subsequently when due until the 3/10 Notes are fully paid as required under the Credit and Warrant Purchase Agreement.  The Company will use all of the proceeds from the purchase of the Purchased Shares to (i) pay accrued interest on the 3/10 Notes; (ii) repay $380,000 previously advanced by Steven Conboy to the Company; (iii) discharge all working capital loans currently extended to the Company, including $739,200 owed to MRL; and (iv) provide working capital, including the purchase of lumber or chemicals or for investment in fixed assets, including the establishment of coating or storage facilities, provided that any single expenditure in excess of $250,000 shall be pursuant to the Company’s annual Board-approved business plan or otherwise pursuant to specific Board approval.

ARTICLE III

CONDITIONS

3.1           General Conditions to the Obligations of the Investor.  The obligation of the Investor to purchase the Purchased Shares as described in Article II is subject to the satisfaction (or waiver by the Investor), on the Closing Date, of the following conditions:

(a)           the representations and warranties of the Company contained in this Agreement must be true and accurate on and as of the Closing Date, except to the extent of changes permitted by or caused by the transactions contemplated by this Agreement;

(b)           the transactions contemplated by this Agreement may not be prohibited by any applicable Law and may not subject the Investor to any penalty or any onerous condition under or pursuant to any applicable Law; and

(c)           all proceedings to be taken in connection with the transactions contemplated by this Agreement must have been taken and all documents incident thereto must be reasonably satisfactory in form and substance to the Investor.

3.2           Deliveries to the Investor at Closing.  The obligation of the Investor to purchase the Purchased Shares as described in Article II is subject to the condition that the Investor has received, on the Closing Date, each of the following:

(a)           stock certificates representing the Purchased Shares executed by the Company and dated the Closing Date;

(b)           a certificate of the Secretary of State of the State of Colorado as to the existence and good standing of the Company, dated as of a recent date;

(c)           a certificate of the Secretary of the Company, dated the Closing Date, as to:  (i) the incumbency and signature of the officers of the Company who have signed or will sign this Agreement, the stock certificates representing the Purchased Shares, and any other documents or materials to be delivered by the Company to the Investor pursuant to this Agreement; and (ii) the adoption and continued effect of resolutions of the Board of Directors of the Company authorizing the execution, delivery and performance of this Agreement and all of the instruments and transactions contemplated by this Agreement; and (iii) the accuracy of a copy of the bylaws of the Company attached thereto;

(d)          a copy of the Credit and Warrant Purchase Agreement duly executed by MRL and the Company, and stipulated to be effective upon the approval of MRL’s shareholders and relevant authorities in Singapore; and

(d)           such additional supporting documents and materials as the Investor may reasonably request.

3.3           General Conditions to the Obligations of the Company.  The obligation of the Company to sell the Purchased Shares as described in Article II is subject to the satisfaction (or waiver by the Company), on the Closing Date, of the following conditions:

(a)           the representations and warranties of the Investor contained in this Agreement must be true and accurate on and as of the Closing Date, except to the extent of changes permitted by or caused by the transactions contemplated by this Agreement; and

(b)           the transactions contemplated by this Agreement may not be prohibited by any applicable Law and may not subject the Company to any penalty or any onerous condition under or pursuant to any applicable Law.

3.4           Deliveries to the Company at Closing.  The obligation of the Company to sell the Purchased Shares as described in Article II is subject to the condition that the Company has received, on the Closing Date, each of the following:

(a)           payment of the purchase price for the Purchased Shares in immediately available funds; and

(b)           such additional supporting documents and materials as the Company may reasonably request.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF THE COMPANY

The Company hereby represents and warrants to the Investor (and to MRL pursuant to Section 6.4(e) that, as of the execution of this Agreement and as of the Closing Date:

4.1           Organization and Qualification.  The Company is a corporation duly and validly organized and existing under the law of the State of Colorado.  The Company has the corporate power and all necessary licenses, permits and franchises to own its assets and properties and to carry on its business as now conducted and as contemplated to be conducted following consummation of the transactions described in this Agreement.  The Company is duly licensed or qualified in all other jurisdictions in which failure to do so would have a material adverse effect on its business or financial condition.

4.2           Authorization; Enforceability.  The Company’s making, execution, delivery and performance of this Agreement and all of the documents, agreements and instruments executed or delivered pursuant to this Agreement, and compliance with their respective terms, have been duly authorized by all necessary corporate action.  This Agreement is the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, or similar Laws affecting the enforcement of creditors’ rights in general, moratorium Laws or by general principles of equity.  The Purchased Shares, and all other documents, agreements and instruments to be executed, issued or delivered pursuant to this Agreement, when executed, issued and delivered by the Company, will be the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency, or similar Laws affecting the enforcement of creditors’ rights in general, moratorium Laws or by general principles of equity.

4.3           Absence of Conflicting Obligations.  The Company’s making, execution, delivery and performance of this Agreement and all of the documents, agreements and instruments executed or delivered pursuant to this Agreement, and compliance with their respective terms, and issuance of the Purchased Shares do not and will not violate the Articles of Incorporation or bylaws of the Company, any agreement to which the Company is a party or by which it is bound, or any current provision of Law.

4.4           Accuracy of Information.  All information, certificates or statements by the Company given in, or pursuant to, this Agreement will be accurate, true and complete when given.

4.5           Subsidiaries.  The Company has no Subsidiaries.

4.6           Investments; Undisclosed Liabilities.  Except for Permitted Investments, the Company has no Investment in any other Person, or  any liabilities of any nature not disclosed in this Agreement or otherwise in writing to the Investor.

4.7           Litigation.  Except for the matters listed on Schedule 4.7 to this Agreement, there is no litigation or governmental investigation pending, or to the knowledge of Borrower, threatened with respect to which Borrower is a defendant or target.

4.8           Capitalization.

(a)           As of the issuance of the Purchased Shares, the entire authorized Capital Stock of the Company will consist of five hundred million (500,000,000) shares of Common Stock, of which 96,946,100 are outstanding on the date of this Agreement.

(b)           There are no outstanding options, warrants or other rights to subscribe for, purchase or otherwise receive any of the Capital Stock of the Company (including, without limitation, convertible debt securities) except pursuant to this Agreement, the Credit and Warrant Purchase Agreement,  the Company’s 2010 Option Plan under which the Company has issued 2.25 million of the 3.0 million shares available, an understanding with Chardan Capital for the issue of 1,000,000 restricted shares of Common Stock and an understanding with Irving Minnaker for the issue of 500,000 shares of Common Stock.

(c)           All of the Purchased Shares will be, upon issuance, duly authorized, validly issued, fully paid and nonassessable and free from any lien or encumbrance.

(d)           The Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its Capital Stock.

(e)           There are no agreements, whether written or oral, between the Company’s stockholders (acting in their capacities as such) with respect to the voting or transfer of the

Capital Stock or with respect to any other aspect of the Company’s affairs, except as described in this Agreement.

4.9        Intellectual Property. The Company owns, or is licensed or otherwise has the right to use, all intellectual property necessary for the conduct of its business as currently conducted.

4.10      Compliance.  To the best of its knowledge, the Company is in compliance with all material requirements of applicable law and regulations, including tax, securities, financial and environmental laws and regulations and any such laws and regulations pertaining to the preparation of financial accounts and tax returns, except to the extent that the failure to comply with any such law or regulation could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company or its operations.

4.11          Disclosure.  No statement of fact made by the Company in or pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein, in light of the circumstances under which they were made, not misleading as of the date to which it speaks.

ARTICLE V

COVENANTS

5.1           Negative Covenants.  From and after the date of this Agreement and for so long as the Investor owns at least 40% of the Company’s outstanding Common Stock, the Company will not, without consent of  the Investor or the consent of an Investor-nominated member of the Board:

(a)           Liens.  Incur, create, assume or permit to be created or allow to exist any Lien upon or in any of its assets or properties, except Permitted Liens or Liens approved in advance by its Board of Directors.

(b)           Capital Expenditures.  Purchase, acquire or lease real property, fixtures or equipment without the advance approval of the Board if the expenditures therefor in any fiscal year would materially exceed the annual capital expenditure budget approved by its Board of Directors for such fiscal year.

(c)           Investments.  Make proposals to third parties for, or negotiate, make or guarantee, any Investments in or to other Persons, except Permitted Investments or Investments approved in advance by its Board of Directors.

(d)           Indebtedness.  Incur, create, assume or otherwise become primarily or secondarily liable, or absolutely or contingently liable, or permit to exist, any Indebtedness, except for Permitted Indebtedness and Indebtedness approved in advance by its Board of Directors.

(e)           Compensation.  Make any payment of Compensation to any Senior Executive  unless required by such Senior Executive’s Executive Agreement.

(f)           Affiliates.  Enter into any transaction with any of its employees or Affiliates, except for normal employment arrangements and benefit programs on reasonable terms and except as contemplated by this Agreement and the Executive Agreements.

(g)           Business.  Enter into the ownership, active management or operation of any business other than the business conducted by the Company on the Closing Date.

(h)           Issuance of Stock.  For three years from the Closing Date, grant any stock options or issue, sell or otherwise dispose of any shares of Capital Stock, or any securities containing options or rights to purchase or receive any Capital Stock whether through conversion, exchange or otherwise, or declare or pay any stock dividend or effect a stock split, reclassification, exchange or conversion of any shares of Capital Stock to any Person other than the Investor or MRL in an aggregate amount equal to 5% of the aggregate amount of Capital Stock outstanding after the Investor’s investment under this Agreement, except for the grant or issuance of Capital Stock under the following existing agreements:

(i)             2010 Stock Option Plan; and

(ii)            Up to 10,000,000 shares of Common Stock available for the issuance of stock options and stock grants at fair market value pursuant to stock option plans adopted by the Company from time to time, including the following individuals to whom it is planned to issue stock options in the numbers indicated at $0.10 per share:

Eveline Tritsch (100,000)
Andrew McCarty (100,000)
Gary Fischer (150,000)
Kevin Knott (50,000)
Anthony Vinole (50,000)
Michael Conboy (50,000)
Shaun Conboy (50,000)
Mark Vuozzo (400,000)
Steven Conboy (800,000)

Until such time as MRL assumes the status of  “Investor” pursuant to Section 6.4(d) any Investor consent required under this requirement shall also require the consent of MRL.

5.2          Affirmative Covenants.  From and after the date of this Agreement and for so long as the Investor owns at least 40 % of the Company’s outstanding Common Stock, the Company will :

(a)           Provide to the Investor:

(i)             Information.  Promptly upon transmission thereof, copies of press releases and all information it files with the Securities and Exchange Commission (or any governmental body or agency succeeding to the functions of the Securities and Exchange Commission).

(ii)            Business Plan.  At least 30 days prior to the beginning of each fiscal year, the business plan of the Company and its Subsidiaries for the next fiscal year, including:  (A) a statement of management’s intentions regarding significant business developments or objectives of the Company and such Subsidiaries; (B) the fixed asset expenditure budget of the Company and such Subsidiaries; and (C) a complete set of pro forma projections of the Company and such Subsidiaries, prepared in reasonable detail, for each of the next twelve (12) months and each of the next two (2) fiscal years, certified by the Chief Executive Officer or Chief Financial Officer of the Company and including balance sheets, statements of income, statements of stockholders equity and statements of cash flows.

(iii)           Acquisition Proposals.  Promptly upon receipt thereof, copies of any written proposals or overtures for the acquisition of all or substantially all of the Company’s assets or Capital Stock or the assets or capital stock of any Subsidiary, or concerning any merger, consolidation or other combination involving the Company or any Subsidiary, and information describing any such oral proposals or overtures.

(iv)           Access.  Access for the representatives, agents, attorneys and auditors of the Investor to visit any of its properties and examine any of its books and records at any reasonable time and as often as may be reasonably desired, and facilitation of such inspection and examination, subject to any appropriate limitations related to the fact that the Company has public shareholders.

Until such time as MRL assumes the status of  “Investor” pursuant to Section 6.4(d), MRL shall also be entitled to the benefit of the provisions of Section 5.2(a).

(b)           Cause the number of directors serving on the Board to be increased from two (2)  to five (5) and permit the Investor or MRL to propose for election two of the five directors, both for purposes of filling the initial vacancies created by the increase in the size of the Board and subsequently for annual election by shareholders.

(c)           Cause Steven Conboy and Mark Vuozzo to each covenant and agree that during the term of his employment with the Company and, if he resigns his employment voluntarily, for a period of two years thereafter, he shall not, without the prior written consent of the Company in its sole discretion, directly or indirectly, own, manage, operate, control or participate in the ownership, management or control of, or be connected an officer, employee, partner, director or otherwise with, or have any financial interest in any business that actively develops markets for and/or sells topical wood treatments for protection against mold, wood rot, termites and fire, provided that the mere ownership of securities of a public company engaged in competition with the Company not in excess of five percent (5%) of any class of such securities shall not be considered a breach of such covenants.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF INVESTOR

Investor and MRL hereby jointly and severally, represent and warrant to the Company as follows only with respect to such Investor:

6.1           Organization and Qualification.   MRL is duly and validly organized and existing under the Laws of Singapore and has the power to own its assets and properties and to carry on its business.

6.2           Authorization; Enforceability.  The making, execution, delivery and performance of this Agreement and all of the other documents, agreements and instruments executed and delivered pursuant to this Agreement, and compliance with their respective terms, have been duly authorized by all necessary action on the part of Investor and MRL.  This Agreement is the valid and binding obligation of Investor and MRL, enforceable against Investor and MRL in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, or other similar Laws affecting the enforcement of creditors’ rights in general, moratorium Laws or by general principles of equity.  All documents, agreements and instruments to be executed, issued or delivered by the  Investor or MRL pursuant to this Agreement, when executed, issued and delivered by Investor or MRL, will be the valid and binding obligations of such Investor or MRL, enforceable against Investor or MRL in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency, or other similar Laws affecting the enforcement of creditors’ rights in general, moratorium Laws or by general principles of equity.

6.3           Absence of Conflicting Obligations.  The making, execution, delivery and performance of this Agreement and all of the documents, agreements and instruments executed and delivered pursuant to this Agreement, and compliance with their respective terms, do not violate any agreement to which Investor or MRL is a party or by which Investor or MRL is bound, any governing document of such Investor or MRL, to the knowledge of Investor and MRL, any existing provision of Law applicable to such Investor.

6.4           Acquisition of Securities.

(a)           Intention to Hold.  Investor represents that he is acquiring the Securities for its own investment and not with a view to or for sale in connection with any distribution thereof, or with any present intention of selling the Securities, except as provided in Section 6.4(d).

(b)           Background.  Investor represents that he: (i) has such knowledge and experience in financial and business matters as to be able to evaluate the merits and risks of the transactions contemplated by this Agreement; (ii) has had the opportunity to make such investigation as it deems necessary to evaluate an investment in the Company; and (iii) is an “accredited investor” within the meaning set forth in the rules and regulations promulgated under the Act.

(c)           Acknowledgments.  Investor further acknowledges and agrees that:

(i)             the Securities are not registered under the Act and the sale thereof under this Agreement is exempt under Section 4(2) of the Act as not involving any public offering and the Company’s reliance on such exemption is in part based upon the representations made by it herein and the statutory basis for such exemption would not be present if, notwithstanding such representations, it contemplated acquiring the Securities for resale upon the occurrence or nonoccurrence of some predetermined event;

(ii)            other than as may be separately agreed pursuant to a registration rights agreement, the Company is not obligated to register the Securities or furnish information necessary to enable the sale of the Securities under the Act or pursuant to any rules, regulations or exemptions thereunder;

(iii)           the Securities may not be sold, transferred or otherwise disposed of without registration under the Act and applicable state securities Laws or exemptions therefrom and, in the absence of an effective registration statement covering the Securities or available exemptions from registration under the Act and applicable state securities Laws, the Securities must be held indefinitely;

(iv)           each certificate for the Purchased Shares will include the following statement:  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR ANY STATE OR OTHER SECURITIES LAWS.  THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

(v)            the Purchased Shares may not be sold pursuant to Rule 144 promulgated under the Act unless all the conditions of that rule are met and among the conditions for the use of Rule 144 is availability of current information to the public about the Company.

(d)            Registration Rights.  At the Investor’s request, the Company will enter into a registration rights agreement with the Investor on reasonable commercial terms under which the Company will use commercially reasonable efforts to register the Purchased Shares under the Act..

(e)             Sale to MRL.  The parties acknowledge and agree that the Investor shall sell to MRL and MRL will acquire from the Investor the Purchased Shares promptly upon MRL receiving shareholder and any required regulatory approval, which MRL shall diligently pursue.   Failing such approval, MRL is not permitted to acquire the Purchased Shares or to provide credit under the credit under the Credit and Warrant Purchase Agreement.   In this connection, MRL expressly hereby acknowledges the restricted nature of the Purchased Shares and represents that the acknowledgements set forth in Section 6.4(c) hereof will apply to MRL upon its acquisition of the Purchased Shares.  The Company agrees that upon such sale MRL shall succeed to all the rights of the Investor provided under this Agreement, and all references to “Investor” herein shall be deemed to refer to MRL.

ARTICLE VII

MISCELLANEOUS

7.1           Remedies.

(a)           Specific Performance.  The parties agree that it is impossible to measure in money the damages that may accrue to a party to this Agreement by reason of a failure of any other party to perform any of its obligations under this Agreement.  Therefore, in the event of a failure by any party to perform any of its obligations under this Agreement or in the event of any other controversy concerning the rights or obligations under this Agreement, such performance, rights or obligations will be enforceable in a court of equity by a decree of specific performance.

(b)           Other Remedies.  No remedy conferred upon an Investor in this Agreement is intended to be exclusive of any other remedy and each and every such remedy will be cumulative and will be in addition to every other remedy given under this Agreement or now or hereafter existing by Law.  No failure or delay on the part of an Investor in exercising any right or remedy under this Agreement will operate as a waiver thereof nor will any single or partial exercise of any right under this Agreement preclude other or further exercise.

7.2           Notices.  All communications or notices required or permitted by this Agreement must be in writing and will be deemed to have been given as follows:  (a) on the date when hand-delivered to an officer of any party; (b) on the date transmitted if sent by fax or other electronic means, if a paper copy is also sent by regular mail and no notice of non-transmission is received by the sending party; (c) on the third business day after the date deposited with a recognized international commercial courier for overnight delivery; or (d) on the 5th business day after the date deposited in the United States mail if sent by certified mail, postage prepaid, return receipt requested.  All notices must be addressed as follows, unless and until any of such parties notifies the other in accordance with this Section of a change of address:

If to the Company:	EcoBlu Products, Inc.
Attention: Chief Executive Officer
909 West Vista Way
Vista, California
Fax: (760) 732-5845
E-mail : sconboy@ecob.net

If to Investor	Dato Low Tuck Kwong
133 New Bridge Road
#18-09/10 Chinatown Point
Singapore 059413
Email: tklow@bayan.com.sg

If to MRL:	Manhattan Resources Limited
Attention: Chief Executive Officer
133 New Bridge Road
#18-08 Chinatown Point
Singapore 059413
Facsimile : +65 6342 0777
Email : scho@manhattan.sg

7.3           Assignment; Successors.    Subject to the provisions of Section 6.4(d), the Investor’s rights and obligations under this Agreement are not assignable or delegable, in whole or in part, without the consent of the Company.  The provisions of this Agreement will inure to the benefit of and be binding upon the successors and permitted assigns of the parties.

7.4           Survival.  All agreements, representations and warranties made in this Agreement or in any document delivered pursuant to this Agreement will survive the execution of this Agreement and the delivery of any such document.

7.5           Governing Law and Jurisdiction.  THIS AGREEMENT AND THE OTHER DOCUMENTS AND AGREEMENTS ISSUED PURSUANT TO THIS AGREEMENT WILL BE GOVERNED BY THE LAWS OF THE STATE OF CALIFORNIA.  ANY ACTION SEEKING TO ENFORCE ANY PROVISION OF, OR BASED ON ANY MATTER ARISING OUT OF OR IN CONNECTION WITH, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE BROUGHT ONLY IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF CALIFORNIA OR IN ANY CALIFORNIA STATE COURT HAVING APPROPRIATE JURISDICTION LOCATED IN SAN DIEGO COUNTY, CALIFORNIA AND EACH OF THE PARTIES HERETO HEREBY CONSENTS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS (AND OF THE APPROPRIATE APPELLATE COURTS) IN ANY SUCH ACTION AND WAIVES ANY OBJECTION TO VENUE LAID THEREIN.  SERVICE OF PROCESS SHALL BE IN ACCORDANCE WITH THE FEDERAL RULES OF CIVIL PROCEDURE OR THE LOCAL RULES OF THE APPROPRIATE CALIFORNIA STATE COURT,WHICHEVER IS APPROPRIATE IN  SUCH ACTION, AND MAY BE SERVED UNDER SUCH APPROPRIATE RULES ANYWHERE IN THE WORLD, WHETHER WITHIN OR WITHOUT THE STATE OF CALIFORNIA.  BOTH PARTIES WAIVE ANY OBJECTION BASED ON VENUE OR FORUM NON CONVENIENS WITH RESPECT TO ANY ACTION INSTITUTED THEREIN.

7.6           Counterparts; Delivery; Headings.  This Agreement may be executed in several counterparts, each of which will be deemed an original, but such counterparts will together constitute but one and the same agreement.  This Agreement and any document required hereunder may, unless otherwise stipulated in this Agreement, be effectively signed and delivered by fax or by email.  The Table of Contents and Article and Section headings in this Agreement are inserted for convenience of reference only and will not constitute a part hereof.

7.7           Entire Agreement.  This Agreement, the other documents referred to in this Agreement contain the entire understanding of the parties with respect to the subject matter hereof.  There are no restrictions, promises, warranties, covenants or undertakings concerning the subject matter hereof other than those expressly set forth in this Agreement, such other documents and such side letters.  This Agreement, such other documents supersede all prior negotiations, agreements and undertakings between the parties with respect to such subject matter.

7.8           Amendments; Waivers.  Any provision of this Agreement may be amended if such amendment is in writing and is signed by the Company and Investor. Any right under this Agreement may be waived by the party to whom such right is owed if such waiver is in writing and signed by the waiving party.

7.9           Taxes.  If any taxes are payable solely in respect of the execution or delivery of this Agreement or the execution, delivery or issuance of the Purchased Shares, the Company will pay all such taxes, including interest and penalties, and hereby indemnifies the Investor against any such liability.

7.10         Severability.  Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

7.11         No Reliance.  No third party is entitled to rely on any of the agreements of the parties contained in this Agreement and the parties assume no liability to any third party because of any reliance on the agreements of the parties contained in this Agreement.

7.12         No Strict Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent.  If an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

7.13         Interpretation.  The terms “hereof,” “herein” and “hereunder” and terms of similar import will refer to this Agreement as a whole and not to any particular provision of this Agreement.  Article, Section and Exhibit references contained in this Agreement are references to Articles, Sections and Exhibits in or attached to this Agreement, unless otherwise specified.  Each defined term used in this Agreement has a comparable meaning when used in its plural or singular form.  Each gender-specific term used in this Agreement has a comparable meaning whether used in a masculine, feminine or gender-neutral form.  Whenever the terms “include” or “including” are used in this

Agreement (whether or not such terms are followed by the phrase “but not limited to” or “without limitation” or words of similar effect) in connection with the listing of items within a particular classification, that listing will be interpreted to be illustrative only and will not be interpreted as a limitation on, or an exclusive listing of, the items within that classification.  Each reference in this Agreement to a Law will be deemed to include such Law as it hereafter may be amended, supplemented or modified from time to time and any successor thereto, unless such treatment would be contrary to the express terms of this Agreement.  Whenever any amount is stated in this Agreement in “Dollars” or by reference to the “$” symbol, such amount will be United States dollars.

[Remainder of Page Intentionally Blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Investment Agreement on the day and year first above written.

___________________________
Dato Low Tuck Kwang

MANHATTAN RESOURCES LIMITED

By:_________________________
       Name:
       Title

ECOBLU PRODUCTS, INC.

By:__________________________
       Name: Steve Conboy
       Title:  President & CEO

ACKNOWLEDGED AND AGREED AS TO
SECTION 5.2 (c):

______________________________
Steven Conboy

______________________________
Mark Vuozzo

Schedule 4.7

Litigation

EcoBlu Products Inc. v. BluWood USA and other defendants.    This action was commenced by EcoBlu as plaintiff in the San Diego County court.  EcoBlu has asserted multiple causes of action involving, inter alia, collusion and misrepresentations by defendants negatively affecting the supply relationship between EcoBlu and BluWood USA.  An arbitration between EcoBlu and Blu Wood on the supply agreement is presently pending, but subject to a motion to stay filed in the pending litigation between the parties.

Express Employment v. N8 Concepts.   The Company is the defendant in a collection proceeding in Colorado brought by Express Employment against N8 Concepts, Inc. (the predecessor to EcoBlu Products, Inc.). This is related to alleged temporary labor provided to N8/EcoBlu that was not paid for. A default judgment against EcoBlu has not yet been entered, but is estimated at approximately $40,000.

EXHIBIT 1

Articles of Incorporation